FORM 6-K
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

Report on Form 6-K dated December 21, 2005

MAGYAR TELEKOM TELECOMMUNICATIONS CO. LTD.
(Translation of registrant’s name into English)

Budapest, 1013, Krisztina krt. 55, Hungary
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐    No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Resolutions of the Extraordinary General Meeting of Magyar Telekom Telecommunications Company Ltd. held on December 20, 2005

RESOLUTION No. 1/2005 (XII. 20.)

The General Meeting agrees to that the proceedings of the Meeting shall be recorded on tape.

This Resolution was approved with 704 734 808 affirmative 0 negative votes and 0 abstentions with the approval of Shareholder ‘B’.

RESOLUTION No. 2/2005 (XII. 20.)

The General Meeting elects Dr. Tibor Székelyhídi Keeper of the Minutes in addition to electing  Dr. Reinhold Echter, representative of MagyarCom Holding G.m.b.H. as authenticator of the Minutes.

This Resolution was approved with 704 733 808 affirmative 0 negative votes and 0 abstentions with the approval of Shareholder ‘B’.

RESOLUTION No. 3/2005 (XII. 20.)

The General Meeting approves the agenda of the meeting according to the submission as follows:

1.                                     Informative for the shareholders on the open issues, raised in connection with the merger of the Company and T-Mobile Hungary Ltd. (merging companies)

2.                                     Decision on the declaration of the independent auditor regarding the draft asset balances- and asset inventories of the merging companies as well as the draft asset balance- and asset inventory of the legal successor company, the exchange ratio of the shares, in addition to the auditor’s declaration on the draft Merger Agreement as well as the written report of the Board of Directors and the auditor’s statement that the planned merger will not risk the satisfaction of creditors’ claims towards the company

3.                                     Decision of the Supervisory Board’s opinion on the draft asset balances- and asset inventories of the merging companies as well as the draft asset balance- and asset inventory of the legal successor company

4.                                     Approval of the written report of the Board of Directors on the merger

5.                                     Decision on the amount of the asset proportion payable for shareholders who do not wish to enter the legal successor company in addition to the relevant settlement process

6.                                     Decision on the draft merger asset balance- and asset inventory of Magyar Telekom Ltd.

7.                                     Final registry of shareholders not wishing to enter the legal successor company

8.                                     Counting those shareholders who do not wish to enter the legal successor company

9.                                     Decision on the draft merger asset balance- and asset inventory of the legal successor company

10.                              Decision on the merger, approval of the Merger Agreement

11.                              Nomination of the members of the Board of Directors and the Supervisory Board of the legal successor company — oral submission

12.                              Decision on the amendment of the Articles of Association of the legal successor company

13.                              Miscellaneous

This Resolution was approved with 704 734 808 affirmative 0 negative votes and 0 abstentions with the approval of Shareholder ‘B’.

RESOLUTION No. 4/2005 (XII. 20.)

The General Meeting approves with the content attached herein the declaration of the independent auditor regarding the draft asset balances- and asset inventories of the merging companies, the draft asset balance- and asset inventory of the legal successor company, the auditor’s declaration on the draft Merger Agreement, the written report of the Board of Directors as well as the auditor’s statement that the planned merger does not risks  the satisfaction of creditors’ claims towards the company.

This Resolution was approved with 704 234 847 affirmative 500 negative votes and 499 461 abstentions with the approval of Shareholder ‘B’.

RESOLUTION No. 5/2005 (XII. 20.)

The General Meeting approves with the content attached herein the Supervisory Board’s statement on the draft merging asset balances- and asset inventories of Magyar Telekom Ltd. and T-Mobile Hungary Ltd. as well as the draft asset balance- and asset inventory of the legal successor Magyar Telekom Ltd.

This Resolution was approved with 704 226 322 affirmative 500 negative votes and 507 986 abstentions with the approval of Shareholder ‘B’.

RESOLUTION No. 6/2005 (XII. 20.)

The General Meeting approves the written report of the Board of Directors, prepared according to Article 76 (3) of Act CXLIV of 1997 on Business Associations - attached herein — on the necessity of the merger of Magyar Telekom Ltd. and T-Mobile Hungary Ltd., with taking all legal and economic aspects into account.

This Resolution was approved with 704 226 087 affirmative 1760 negative votes and 506 961 abstentions with the approval of Shareholder ‘B’.

RESOLUTION No. 7/2005 (XII. 20.)

The General Meeting defines the asset proportion of one ordinary share at the rate of HUF 425,- (that is four hundred and twenty five) for shareholders who do not wish to enter the legal successor company. The General Meeting approves the settlement method to be followed with shareholders who do not wish to enter the legal successor company with the content as attached herein and assigns the Board of Directors to carry out the relevant steps therein.

This Resolution was approved with 704 226 322 affirmative 500 negative votes and 507 986 abstentions with the approval of Shareholder ‘B’.

RESOLUTION No. 8/2005 (XII. 20.)

"The General Meeting approves with the content attached herein the draft merger asset balance and asset inventory of the legal predecessor Magyar Telekom Ltd.”.

This Resolution was approved with 704 226 322 affirmative 1500 negative votes and 506 986 abstentions with the approval of Shareholder ‘B’.

RESOLUTION No.  9/2005 (XII. 20.)

The General Meeting hereby states that on the basis of the valid preliminary declarations — i.e. entering the declaration of shareholders registered in the Share Register into a private document with full probative force - submitted to Magyar Telekom Ltd. and on the basis of the validly submitted declarations at the General Meeting — the same validity rules apply as above - the number of shareholders who do not wish to enter the legal successor company as shareholders is 2, representing  43 385  shares.

This Resolution was approved with 704 198 572 affirmative 1 185 negative votes and 509 051 abstentions with the approval of Shareholder ‘B’.

RESOLUTION No. 10/2005 (XII. 20.)

The General Meeting approves the draft asset balance and asset inventory of Magyar Telekom Ltd., as the legal successor company, with the amendment that  the said drafts — as submitted to the General Meeting -  will be adjusted according to the asset proportion payable to shareholders who do not wish to enter the legal successor company.

In line with the above the General Meeting states that the registered capital of Magyar Telekom will change with such value of the capital proportion that equals to the value of the shares payable to Departing Shareholders, therefore the registered capital shall be HUF 104 276 831 500  (that is One hundred and four billion two hundred and seventy-six million eight hundred and thirty-one thousand five hundred HUF), comprised of  HUF 46 010 642 500 (that is forty-six billion and ten million six hundred and forty-two thousand five hundred HUF) cash contribution and HUF 58 266 189 000  (that is fifty-eight billion two hundred and sixty-six million and one hundred and eighty-nine thousand HUF) contribution-in-kind thus the number of "A” series registered shares, each representing HUF 100,- (that is one hundred HUF) face value decreases with the number of registered shares owned by such shareholders, therefore the number of shares is 43 385.”.

This Resolution was approved with 704 195 557 affirmative 2 210 negative votes and 511 041 abstentions with the approval of Shareholder ‘B’.

RESOLUTION No. 11/2005 (XII. 20.)

The General Meeting, with the consent of the "B” shareholder, resolves the upstream merger of Magyar Telekom Ltd. and T-Mobile Hungary Ltd. in a way that T-Mobile Hungary Ltd. merges into Magyar Telekom Ltd. The merger enters into force when registered by the Registry Court. The General Meeting approves the Merger Agreement — in the form attached herein — and empowers Mr. Elek Straub, CEO, dr. Tamás Pásztory chief executive of legal and human resource branch and dr. Klaus Hartmann, CFO, to sign officially the said agreement.

This Resolution was approved with 704 206 677 affirmative 1 500 negative votes and 500 631 abstentions with the approval of Shareholder ‘B’.

RESOLUTION No. 12/2005 (XII. 20.)

The General Meeting acknowledges that Magyar Telekom Ltd.’s Board and Supervisory Board members shall carry on working in the same Board and Supervisory Board positions at the legal successor company, with the same remuneration and other conditions.

This Resolution was approved with 704 207 822 affirmative 1 500 negative votes and 499 486 abstentions with the approval of Shareholder ‘B’.

RESOLUTION No. 13/2005 (XII. 20.)

The General Meeting resolves the amendment of the Articles of Associations of the legal successor, Magyar Telekom Ltd., with the effect of its registry at the Registry Court as follows: according to the requirements of Section 177 (4) of the Act on Business Associations, Sub-section 1.1. and 1.2. of Section 1. is replaced by the below text as well as amended with Sub-section 1.8.”

1.            Company data

1.1.         The Registered Name of the Company

The registered name of the Company is Magyar Telekom Távközlési Nyilvánosan Muködo Részvénytársaság

The Company’s abbreviated name is Magyar Telekom NyLtd.

1.2.         The Company’s name in English

The Company’s name in English is Magyar Telekom Telecommunications Public Limited Company

The Company’s abbreviated name: Magyar Telekom Plc.

1.7.         The Company’s Registered Share Capital

The registered capital of the Company is HUF 104 276 831 500  (that is One hundred and four billion two hundred and seventy-six million eight hundred and thirty-one thousand five hundred HUF), comprised of  HUF 46 010 642 500 (that is forty-six billion and ten million six hundred and forty-two thousand five hundred HUF) cash contribution and HUF 58.266.189.000, that is Fifty Eight Billion Two Hundred and Sixty Six Million One Hundred and Eighty Nine thousand in-kind contributions.

1.8 Magyar Telekom Telecommunications Public Limited Company is the general legal successor of T-Mobile Hungary Telecommunications Company Limited by Shares (1117 Budapest, Kaposvár u. 5-7.; Corporate Registry No.: 01-10-042361)

2.1          Shares

The total share capital of the Company consists of (i) 1 042 768 215 registered ordinary Series “A” Shares each having a nominal value of HUF 100 and (ii) 1 registered Series “B” Voting Preference Share with a nominal value of HUF 10.000.

The shares of the Company are put out in a dematerialized form.

Dematerialized shares are such registered shares that do not have serial numbers and the name and other data to clearly identify their owners are contained on the securities account.

This Resolution was approved with 704 206 847 affirmative 1 500 negative votes and 80 811 abstentions with the approval of Shareholder ‘B’.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MAGYAR TELEKOM TELECOMMUNICATIONS CO. LTD. (Registrant)

By:	/s/ Szabolcs Czenthe
Szabolcs Czenthe
Director, Investor Relations

Date: December 21, 2005